Exhibit 99.5

PRESS RELEASE

Merial Receives EMA approval for Broadline™
for Broad Spectrum Parasite Treatment and Prevention in Cats

 - New Product is a Broad Spectrum Topical Feline Endectocide from Sanofi’s Animal Health Division,
Adds to Company’s Strong Parasiticide Portfolio -

Paris, France - December 12, 2013 - Sanofi (EURONEXT: SAN and NYSE: SNY) and its animal health division Merial today announced the approval by the European Medicines Agency (EMA) of Broadline™, a unique product in the fight against external parasites offering additional internal parasite control for cats and kittens.

Broadline is a topical product approved for the treatment and prevention of flea and tick infestations, prevention of heartworm disease, and the treatment of roundworm, hookworm, and tapeworm infestations in cats and kittens 7 weeks of age and older. Broadline is a combination of 4 active ingredients and helps protect cats for one month.

“Broadline leverages Merial’s years of experience and technical parasiticide knowledge into this novel and innovative product”, said Carsten Hellmann, CEO of Merial. “Merial is a market leader for pets parasiticide products and we are pleased to provide veterinarians with an all-in-one feline parasiticide that offers broad spectrum protection and is administered topically, which cat owners typically prefer.”

This innovative parasite treatment and prevention product was developed by Merial R&D centers in Europe and in the United States. Broadline has been proven safe and effective in extensive laboratory and clinical studies.

The European Commission granted the marketing authorization valid throughout the European Union. Broadline will be a prescription-only product and is expected to be available in time for the next flea and tick season.

About Merial

Merial is a world-leading, innovation-driven animal health company, providing a comprehensive range of products to enhance the health, well-being and performance of a wide range of animals. Merial employs approximately 6,000 people and operates in more than 150 countries worldwide. Its 2012 sales were $2.8 billion. For more information, please visit www.merial.com. Merial is a Sanofi company.

About Sanofi

Sanofi, an integrated global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Broadline is a trademark of Merial. ©2013 Merial Limited, Duluth, GA. All rights reserved.

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2012. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Corporate Media Relations	Investor Relations
Jack Cox	Sébastien Martel
Tel +33 (1) 53 77 94 74	Tel +33 (1) 53 77 45 45
jack.cox@sanofi.com	ir@sanofi.com

Merial

Corinne Demée

Tel +33 (4) 72 72 44 42

Corinne.demee@merial.com